File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Group, Inc.

                 Supplement to Prospectus dated February 6, 1998





Merrill Lynch Pierce Fenner & Smith, Inc. as Selling Securityholder is hereby offering for resale $700,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, Salomon Smith Barney Inc. and Herzog, Heine, Geduld, Inc. at a price of $413,000; no commissions are to be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.






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           The date of this Prospectus Supplement is October 29, 1998.